Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: June 1, 2023

Explanatory Note: The following article was published by CNA Finance on June 1, 2023 at the following link: https://cnafinance.com/best-spacs-to-watch-eve-stet-brez-cndb-rrac/.

Best SPACs to Watch: EVE | BREZ | AAC | SAUC

SPACs, or Special Purpose Acquisition Companies, are a hot topic. These companies raise funds from a wide range of investors to be used in the acquisition of one or more target companies. If all goes well, as was the case with companies like DraftKings (Nasdaq: DKNG) and Open Door (Nasdaq: OPEN), these companies can make big moves for the top.

So, what are the hottest SPACS on the market right now? Here’s a list of some of my favorites.

EVe Mobility Acquisition Corp. (NYSE: EVE)

EVe Mobility Acquisition Corp. is an interesting play. The company’s goal is to acquire a combination of companies in the automotive and mobility space. Though, it hasn’t announced any target or even mentioned discussions with any potential targets.

Nonetheless, it’s an interesting play, largely because of the institutional ownership behind the company.

High levels of institutional ownership suggest that “smart” money investors see things us laymen guys on the street just don’t. That seems to be happening with EVE. At the time of writing this article, the stock traded with 86.98% institutional ownership. That’s impressive to say the least and offers a solid reason to keep your eye on this stock.

Breeze Holdings Acquisition Corp. (Nasdaq: BREZ)

Breeze Holdings Acquisition Corp is a SPAC in the defense technology space. The company already has a deal in the works with TV Ammo, Inc. (a/k/a True Velocity); one that’s expected to close later this year.

That’s where things get interesting.

TV Ammo is on the cutting edge of ammunition technology, technology that hasn’t changed for nearly two centuries. The company develops, manufactures, and sells composite-cased ammunition. This ammo is between 30% and 32% lighter than traditional ammunition and far more accurate. That gives our soldiers the upper hand on the battlefield, meaning more of them get to return home to their families.

As the deal works its way to closing, TV Ammo isn’t slowing down. The company recently announced a partnership with FN America to develop an M240 Conversion Kit, making it possible for the most prolific machine gun in operation to shoot True Velocity’s composite-cased ammunition. Yet another reason to keep this stock on your watch list.

Ares Acquisition Corporation (NYSE: AAC)

Ares Acquisition Corporation is a SPAC that’s focused on the acquisition of clean energy-related technologies. In fact, the company recently announced that it entered into an agreement with X-Energy Reactor Company, LLC to combine the two businesses, effectively bringing X-Energy Reactor Company to the public stage.

X-Energy develops advanced small modular reactors and proprietary fuel, both of which are used to support the transition to clean, affordable energy. The goal is to offer enhanced safety, lower cost, scalability, and broader industrial applications.

Once the deal comes to a close, the combined company will be named X-Energy, Inc. This deal could close by the end of the year. So, keep your eyes peeled.

ShoulderUp Technology Acquisition Corp. (NYSE: SUAC)

ShoulderUp Technology Acquisition Corp. is a relatively new SPAC; one that hasn’t defined any acquisition targets. However, the company is looking for acquisition opportunities in the technology and cybersecurity industries.

So, what’s special about ShoulderUp?

If you’re looking for a SPAC with meaningful strategic partners, look no further. The company’s advisors include former members of the Department of Homeland Security, FBI, and U.S. Cyber Command and Crowdstrike cybersecurity experts.

With the team at the helm of this SPAC, it’s definitely one for the books.

Final Thoughts

There are several SPACs to choose from. However, each of the companies above represents an opportunity that I find hard to ignore. As always, it’s important to do your own research and consider speaking to an investment professional before making any investment decisions.

Article Resources

●	https://www.evemobility.com/

●	https://www.nasdaq.com/market-activity/stocks/eve/institutional-holdings

●	https://finance.yahoo.com/news/true-velocity-partners-fn-america-120000999.html

●	https://www.tvammo.com/

●	https://www.shoulderupacquisition.com/

●	https://www.aresacquisitioncorporation.com/

●	https://finance.yahoo.com/quote/EVE

●	https://finance.yahoo.com/quote/BREZ

●	https://finance.yahoo.com/quote/AAC

●	https://finance.yahoo.com/quote/SUAC

Disclosure: CNA Finance is not an investment advisor or broker-dealer. This article is not a solicitation to buy or sell any security and was designed for information purposes only. This article was written by Joshua Rodriguez and shares his true opinion, which may not be the opinion of the publication it appears on. Joshua Rodriguez holds no positions in any security mentioned herein and has no intentions of opening positions within the next 72 hours. This publication was sponsored by Global Advertising Agency and should not be considered investment advice. Trading and investing in stocks involve risk. CNA Finance suggests you speak with your personal financial advisor or investment advisor before making any investment decisions.

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